Ms. Mara Ransom

Assistant Director

Office of Consumer Products

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

March 17, 2017

Re:	Campagna Motors USA, Inc.

Offering Statement on Form 1-A

Filed November 18, 2016

Dear Ms. Ransom:

Thank you for your comments of December 15, 2016 regarding the Offering Statement of Campagna Motors USA, Inc. (the “Company”). We appreciate the opportunity to respond to your comments.

Part I

Item 6. Unregistered Securities Issued of Sold Within One Year

1. We note that you have checked the box that there have been no sales of unregistered securities within the last year. However, we also note the disclosure in your Offering Circular that on October 19, 2016 you issued 33,333,333 shares to two individuals in exchange for $3,333. Please confirm that there have been no unregistered sales of securities in the last year or revise accordingly.

The disclosure has been revised accordingly to reflect the sale of 33,333,333 shares of preferred stock issued to the company’s executive officers and directors in reliance on Section 4(a)(2) of the Securities Act.

Part II – Preliminary Offering Circular dated November 18, 2016

General

2. A shell company, as defined under Rule 405 of the Securities Act of 1933, is a registrant that has no or nominal operations and either: (i) no or nominal assets, (ii) assets consisting solely of cash and cash equivalents, or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets. Considering that your balance sheet indicates that you have nominal assets, consisting solely of prepaid expenses, and considering that you were recently formed, it appears that you are a shell company. Please prominently disclose in your offering circular that you are a shell company. Also, please add a risk factor appropriately describing consequences of this status.

The Company respectfully disagrees with the assessment that it falls under the definition of shell company under Rule 405 of the Securities Act of 1933. In SEC Release No. 33-8869, Revisions to Rules 144 and 145, the Commission noted that the definition of a non-reporting shell company does not include a “startup company” with a limited operating history, as “such a company does not meet the condition of having “no or nominal operations.”

Here, Campagna Motors USA is in the early stages of its existence as a corporation, but with a clear plan of its operations. Campagna Motors USA will be engaging in the sales, rental, and servicing of the existing Campagna Motors branded vehicles. Additionally, Campagna Motors USA is developing a new Campagna Motors branded vehicle at a lower price point than those existing vehicles.

3. Please revise the Preliminary Offering Circular to draw a clearer distinction between you and Campagna Motors Canada. For example, because you describe the vehicles manufactured by Campagna Motors Canada under the heading “Our Products,” on page 4, it may be difficult for investors to understand that you currently have no contractual arrangement to manufacture, sell, market, or distribute those vehicles.

The disclosure throughout has been updated to more clearly identify the distinctions between Campagna Motors USA and Campagna Motors Canada.

4. It appears that you use both “Campagna Motors Canada” and “Campagna Motors” to describe the same entity. Please revise the filing, clarifying that these two entities are the same company.

The disclosure throughout has been updated to more clearly identify the appropriate entity. As identified on page 3, references to “Campagna Motors” refers to Campagna Motors USA and Campagna Motors Canada on a collective basis.

Dilution, page 15

5. We note your disclosure that your net tangible book value pre-financing is $58,738 or $0.0017 per share. However, based on your financial statements it appears that you have negative net tangible book value of $(178,426) before the offering. Please revise as appropriate or advise us why you believe no such revision is required.

The disclosure has been updated to correct this error.

6. Please revise your disclosure to more clearly convey to your investors the variability in dilution to new investors which may occur due your offering being a “best efforts” offering. Please consider, as a best practice, disclosing the net tangible book value and net tangible book value per share before the offering and after the offering assuming 100%, 75%, 50% and 25% of the shares are sold.

The disclosure has been updated to include the requested dilution values so far as they are currently known.

Use of Proceeds to Issuer, page 17

7. Please state whether or not the proceeds will be used to compensate or otherwise make payments to officers or directors or any of its subsidiaries, as required by Instruction 2 to Item 6 of Form 1-A. We note your disclosures on page 22, but it is unclear whether the statement that your officers “have not yet received any compensation from the Company” is intended to convey that you do not plan to compensate your officers during the next 12 months.

As identified in the Use of Proceeds information, proceeds will be used to compensate corporate officers and corporate store management of Campagna Motors USA. The disclosure on page 22 has been updated to identify this intention.

8. As your proposed offering is a best efforts offering, please describe any anticipated changes in use of proceeds if all of the securities being qualified on the offering statement are not sold. Please consider, as a best practice, including a table showing your anticipated use of proceeds assuming 25%, 50%, 75% and 100% of the shares are sold to more clearly demonstrate to your investors how you would prioritize the various uses of proceeds that are currently disclosed if you do not achieve a fully subscribed offering. Refer to Instructions 3 and 4 of Item 6 of Form 1-A.

The disclosure has been updated to reflect the priorities of the Company and the relative levels of funding from this offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 19

9. We note your statement that “should it be required, [you] may rely on additional advances from Campagna Motors Canada to support [your] operations.” Please revise this disclosure to more clearly explain whether Campagna Motors Canada is obligated to provide you with any funding or whether it may elect to provide you with funding. If you expect to rely on Campagna Motors Canada for any significant funding during the next 12 months, please also revise to provide more information about Campagna Motors Canada’s liquidity and its ability to provide you with such funding.

The disclosure has been updated to reflect the Company’s belief that it will not require additional support from Campagna Motors Canada other than what is included in the existing loan agreement between the two companies.

Plan of Operations, page 19

10. We note from disclosures throughout your filing that your business will be to market and sell Campagna Motors vehicles under the terms of a license agreement you will enter into with Campagna Motors Canada. We have the following comments:

•	Since you state at the bottom of page 10 that you will not be able to undertake your planned operations without this license agreement, please revise your Plan of Operations to clearly disclose when you expect to enact this license agreement and any significant steps that must be taken prior to enacting this agreement.

The disclosure has been updated to include when the Company anticipates entering into the license agreement.

•	Also disclose in more detail what, if any, payments you will make under this agreement, the timing of such payments, and how such payments will be funded. We note that license payments are not currently identified as a use of proceeds on page 17.

•	Finally, as this license agreement appears to be a material contract, please tell us how you considered filing it as an exhibit to the offering statement.

As disclosed in the Offering Statement, the license agreement has not yet been drafted and executed. The anticipated license fee has been included in the Use of Proceeds and Management’s Discussion and Analysis. As noted on Page 24, should the license agreement be executed after qualification, the Company intends to file a Form 1-U with the agreement as an exhibit.

11. Please revise your disclosure to describe in more detail your plan of operations for the 12 months following the commencement of the proposed offering. Please ensure your revised disclosure addresses how your plan of operations would differ if all of the securities being qualified are not sold. Please consider, as a best practice, providing a discussion of your plan of operations assuming 25%, 50%, 75% and 100% of the shares being offered are sold. Please refer to Item 9 (c) of Form 1-A. To give your investors a better understanding of the anticipated timing of your revenues and expenses during this 12 month period and the factors that may impact this timing, please disclose any significant steps that must be taken or any significant milestones that must be achieved prior to spending the proceeds of the offering as described on page 17 or prior to generating the projected revenue as currently described on page 19.

The disclosure has been updated to provide additional detail regarding the plan of operations and the activities of the Company in the event of selling 25%, 50%, 75%, and 100% of the shares being offered and sold. Additionally, disclosure has been added concerning factors affecting the timing of reaching certain milestones.

Plan of Distribution and Selling Securityholders

Investors’ Tender of Funds, page 26

12. We note there is no minimum offering amount. Please revise your disclosure here to clarify, if true, that there are no arrangements for the return of funds to subscribers if all of the common stock to be offered is not sold. See Item 5(e) of Form 1-A.

This disclosure has been updated to include this information.

Financial Statements, page 28

13. Please tell us and disclose your fiscal year end. Please also consider the updating requirements in Part F/S (c) of Form 1-A in the event of a delay in qualification of the offering.

The company intends to provide financial statements dated December 31, 2016 in a subsequent filing.

14. We note your disclosure in the second paragraph under Plan of Operations on page 19 that there are currently approximately four dealer agreements in place between Campagna Motors Canada and dealers based in the United States which will be transferred to you and which represent approximately $2 million in potential revenue to the Company on an annual basis. Please tell us when this transfer will occur and explain to us in reasonable detail how these dealer agreements differ from the license agreement described at the bottom of page 10. Please also refer to the definition of a business in ASC 805-10-55-4 through 55-9. Please explain to us in reasonable detail how you considered whether the operations under these dealer agreements may represent your predecessor for which financial statements are required in accordance with Article 8 of Regulation S-X; or alternatively whether it represents a probable acquisition of a business under common control for which historical financial statements and pro forma financial information are required in accordance with Item 3-05 and Article 11 of Regulation S-X.

For the purpose of clarity of the offering materials, this disclosure has been removed. While the Company anticipates that in time it will acquire existing franchise dealer agreements from Campagna Motors Canada, definite plans for such an acquisition are not in place. Instead, the Company will focus on creation of its own corporate stores and enrollment of franchise dealerships.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Campagna Motors USA, Inc. filed on November 18, 2016. If you have additional questions or comments, please contact me at Andrew.stephenson@khlklaw.com.

Sincerely,

/s/Andrew Stephenson

Andrew Stephenson

KHLK LLP

cc: Andre Morissette

Chief Executive Officer

Campagna Motors USA, Inc.

1320 State Route 9, Suite 6667

Champlain, NY 12919